Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF RESTATED CERTIFICATE OF INCORPORATION

OF

BORLAND SOFTWARE CORPORATION

        BORLAND SOFTWARE CORPORATION, a corporation organized and existing under and by virtue of the Delaware General Corporation Law ("DGCL") of the State of Delaware (the "Corporation"), DOES HEREBY CERTIFY THAT:

                        FIRST: The Board of Directors of the Corporation approved and adopted the following resolution setting forth this Amendment on April 3, 2001, declaring its advisability and calling for submission of such Amendment to the stockholders of the Corporation for approval at the Corporation’s 2001 Annual Meeting of Stockholders:

RESOLVED, that Article Third Section (a) of the Restated Certificate of Incorporation of the Corporation be amended in its entirety so that, as amended, said Article shall read as follows:

“THIRD (a): This corporation is authorized to issue two (2) classes of stock to be designated, respectively, “preferred stock” and “common stock.” The total number of shares which the corporation is authorized to issue is two hundred and one million (201,000,000) shares. One million (1,000,000) shares shall be preferred stock, with a par value of One Cent ($.01) per share, and two hundred million (200,000,000) shares shall be Common Stock, with a par value of One Cent ($.01) per share.”

                        SECOND: The amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL of the State of Delaware. Stockholders holding a majority of the outstanding shares entitled to vote on the amendment approved the filing of such Amendment on May 31, 2001.

        IN WITNESS WHEREOF, said Borland Software Corporation has caused this certificate to be executed in its corporate name this June 1, 2001.

By: /s/ Dale L. Fuller
Name: Dale L. Fuller
Title: President and Chief Executive Officer